INDEPENDENCE REALTY TRUST, INC.

Two Liberty Place

50 S. 16th Street, Suite 3575

Philadelphia, PA 19102

September 6, 2018

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Form AW - Request for Withdrawal

Independent Realty Trust, Inc. (the “Registrant”)

Registration Statement on Form S-11

Post-Effective Amendment No. 7

(Registration Statement File No. 333-173391)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw, effective as of the date hereof, or at the earliest practicable date, Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form S-11 (Accession No. 0001193125-13-178105), originally filed on April 26, 2013. The Registrant confirms that no securities were sold or will be sold pursuant to this Post-Effective Amendment.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Jessica K. Norman at (267) 270-4812.

Very truly yours,
Independent Realty Trust, Inc.
By:	/s/ James J. Sebra
James J. Sebra Chief Financial Officer and Treasurer